[RAI Letterhead]

December 12, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Reynolds American Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 24, 2014

File No. 333-199443

Lorillard, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed November 24, 2014

File No. 001-34097

Ladies and Gentlemen:

Set forth below are the responses of Reynolds American Inc. (“RAI”) and Lorillard, Inc. (“Lorillard”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in the Staff’s letter (the “Letter”) dated December 8, 2014, relating to Amendment No. 1 to the Registration Statement on Form S-4 of RAI (“Amendment No. 1”) that was filed on November 24, 2014, and the Revised Preliminary Proxy Statement on Schedule 14A of RAI and Lorillard that was filed on November 24, 2014 (“Revised Preliminary Proxy Statement” and, together with Amendment No. 1, the “Joint Proxy Statement/Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Simultaneously herewith, RAI is filing Amendment No. 2 to the Joint Proxy Statement/Registration Statement (“Amendment No. 2”), and Lorillard is filing a revised preliminary proxy statement, reflecting, in each case as appropriate, responses to the Staff’s comments. Capitalized terms used but not defined herein have the meanings set forth in the Joint Proxy Statement/Registration Statement. Amendment No. 2 and the revised preliminary proxy statement include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 2 marked against the November 24, 2014 filings to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2.

Securities and Exchange Commission

December 12, 2014

Form S-4

RAI Proposal I: Approval of the Lorillard Share Issuance, page 89

Background of the Merger, page 90

1.	We note your response to our prior comment 8 and your revised disclosure. Please clarify whether specific “other international tobacco companies” were considered and contacted by the RAI board of directors.

Response: Amendment No. 2 includes additional disclosure in response to the Staff’s comment. Please see page 93 of Amendment No. 2.

Opinion of RAI’s Financial Advisor, page 123

Valuation Analyses With Respect to Lorillard, page 126

Discounted Cash Flow Analyses, page 126

2.	Please revise to disclose the after-tax cash flow forecasts for Lorillard that were used in the discounted cash flow analyses or advise. Please provide similar disclosure with respect to the discounted cash flow analysis prepared by Lorillard’s financial advisors on page 144.

Response: Amendment No. 2 includes additional disclosure in response to the Staff’s comment. Please see pages 126, 130, 131 and 144 of Amendment No. 2.

RAI Unaudited Prospective Financial Information, page 144

3.	We note your response to our prior comment 19. Please expand the disclosure to describe the assumptions used in the financial forecasts.

Response: Amendment No. 2 includes additional disclosure in response to the Staff’s comment. Please see page 145 of Amendment No. 2.

RAI Unaudited Pro Forma Condensed Combined Financial Statements, page 215

Note 4 – The Divestiture, page 227

4.	We have reviewed your disclosures in response to our prior comment 36. Please expand the disclosure in Note 4(m) to provide the computation of the estimated book gain amount on the divestiture.

Response: Amendment No. 2 includes additional disclosure in response to the Staff’s comment. Please see pages 228 and 229 of Amendment No. 2.

Securities and Exchange Commission

December 12, 2014

Preliminary Proxy Statement on Schedule 14A

General

5.	To the extent that our comments on the Form S-4 are applicable to the preliminary proxy statement, please make conforming changes.

Response: Conforming changes where applicable to the Revised Preliminary Proxy Statement have been made.

* * * * *

In connection with RAI’s response to the Staff’s comments, RAI acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve RAI from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	RAI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (336) 741-2000 should you wish to discuss the matters addressed above or other issues relating to the Joint Proxy Statement/Registration Statement. Thank you for your attention to this matter.

Very truly yours,

/s/ McDara P. Folan, III

McDara P. Folan, III Senior Vice President, Deputy General Counsel and Secretary

cc:	Susan M. Cameron

Reynolds American Inc.

David H. Taylor

Lorillard, Inc.

Ronald S. Milstein

Lorillard, Inc.

Timothy J. Melton

Jones Day

Robert E. Spatt

Simpson Thacher & Bartlett LLP